Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-167446

Craig S. Shular	12900 Snow Road • Parma, Ohio 44130
Chairman and Chief Executive Officer	(216) 676-2670
Facsimile (216) 676-2526
craig.shular@graftech.com

November 19, 2010

To the Stockholders of GrafTech International Ltd:

As previously reported, we have entered into agreements to acquire Seadrift Coke L.P. and C/G Electrodes LLC. We presently plan to consummate the acquisitions during 2010.

In connection with, and immediately prior to, the consummation of the acquisitions, we will effect a reorganization of our existing holding company structure. In the reorganization, the current GrafTech International Ltd. (“Old GrafTech”) will become a wholly owned subsidiary of a new identical holding company, GrafTech Holdings Inc. (“New GrafTech”), and each share of common stock of Old GrafTech will be converted into one share of identical common stock of New GrafTech. The shares of common stock of New GrafTech will be listed on the NYSE and will trade under the same “GTI” ticker symbol as the shares of common stock of Old GrafTech.

The officers and directors of New GrafTech immediately after consummation of the reorganization will be the same as the officers and directors of Old GrafTech immediately prior to the reorganization. Upon consummation of the reorganization, the certificate of incorporation (except for certain technical matters) and by-laws of New GrafTech will be the same as the certificate of incorporation and by-laws of Old GrafTech.

Immediately following the reorganization, we will consummate the acquisitions.

The enclosed Prospectus relates to the shares of common stock of New GrafTech into which shares of common stock of Old GrafTech will be converted, and describes the reorganization and the acquisitions in greater detail. We are sending the Prospectus to all stockholders of Old GrafTech of record on November 5, 2010 as required by SEC rules.

No stockholder vote is required in connection with these transactions, and you are not required to take any action relating to your existing stock certificates. Following the reorganization, your stock certificate will represent an identical number of shares of New GrafTech common stock.

Although we currently anticipate consummating these transactions when mentioned above, the transactions are subject to satisfaction of a number of conditions precedent and no assurance can be given as to the satisfaction thereof.

We appreciate the support you have shown us over the years as we seek to grow your company.

Sincerely yours,

Craig S. Shular

Chairman, Chief Executive Officer and President

New GrafTech has filed a registration statement (including the enclosed prospectus) (Registration No. 333-167446) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents New GrafTech and Old GrafTech have filed with the SEC for more complete information about New GrafTech and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, New GrafTech will arrange to send you an additional copy of the prospectus if you request it by calling toll-free 1-877-373-6374.